UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, May 23, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it received today a letter from the Ministry of Mines and Energy, requesting measures in order to call an Extraordinary General Meeting, with the purpose of promoting the removal and election of a member of the Board of Directors, and appointing Caio Mario Paes de Andrade, to replace José Mauro Ferreira Coelho.

The letter also requests that Caio Mario Paes de Andrade be subsequently evaluated by the Petrobras Board of Directors for the position of CEO.

Considering that Mr. José Mauro Ferreira Coelho was elected by the multiple vote system in the Annual General Meeting held on 04/13/2022, if approved by the General Meeting, his dismissal will imply the dismissal of the other members of the Board elected by the same process, and the company must hold a new election for these positions, under the terms of article 141, paragraph 3, of Law 6,404/76.

Petrobras informs that new material facts will be timely disclosed to the market.

Below is the resume of the nominated candidate:

Caio Mario Paes de Andrade. Mr. Caio Mario Paes de Andrade is currently the Special Secretary for Debureaucratization, Management and Digital Government of the Ministry of Economy. Entrepreneur in information technology, real estate market and agribusiness, Caio Mario Paes de Andrade has a degree in Social Communication from Universidade Paulista, post-graduation in Administration and Management from Harvard University, and Master in Business Administration from Duke University. In 2000 he founded WebForce Ventures, responsible for the development of more than 30 startups. He is founder and board member of the Instituto Fazer Acontecer. In 2019 he moved from the private sector to the public sector. He was CEO of SERPRO until August 2020, when he became part of the Ministry of Economy.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer